                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)

                                  Wickes, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  967 446 10 5
                                 (CUSIP Number)

                                  Gary M. Goltz
                            Imagine Investments, Inc.
                    8150 North Central Expressway, Suite 1901
                               Dallas, Texas 75206
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 20, 2001
             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Imagine Investments, Inc.
      75-270944
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stone Investments, Inc.
      86-0740106
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC.CO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stone Capital, Inc.
      75-2262907
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stone Holdings, Inc
      75-2681508
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      P.S.F. Holdings Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, PN
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James M. Fail Living Trust.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Alaska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

      James M. Fail Living Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX [_] IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      Alaska
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
-------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      James M. Fail
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX [_] IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Winn Holdings, LLC
      75-2891040
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, OO
------------------------------------------------------------------------------

CUSIP No. 967 446 10 5
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kathryn Fail Luttrull
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use only
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             1,082,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,082,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,082,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

          This Amendment No. 4 to the Statement on Schedule 13D filed on October 15, 1998 with the Securities and Exchange Commission, as amended by that certain Amendment No. 1 to Schedule 13D filed on November 24, 1998, that certain Amendment No. 2 to Schedule 13D filed on January 19, 1999, and that certain Amendment No. 3 to Schedule 13D filed on February 8, 1999 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.01 per share of Wickes, Inc., a Delaware corporation. The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings subscribed to them on Schedule 13D.

Item 2.   Identity and Background.

          Item 2 is hereby amended and restated to read as follows:

          (a) This statement is filed by (i) Imagine Investments, Inc., a Delaware corporation ("Imagine Investments"), (ii) Stone Investments, Inc., a Delaware corporation ("Stone Investments"), (iii) Stone Capital, Inc., a Delaware corporation ("Stone Capital"), (iv) Stone Holdings, Inc., a Delaware corporation ("Stone Holdings"), (v) P.S.F. Holdings Limited Partnership, a Texas limited partnership ("P.S.F."), (vi) the Marital Trust established pursuant to the provisions of Section 3 of Article B of the agreement establishing the James
M. Fail Living Trust (the "Marital Trust"), (vii) James M. Fail Living Trust (the "Living Trust"), (viii) James M. Fail, (ix) Winn Holdings, LLC, a Texas limited liability company ("Winn Holdings"), and (x) Kathryn Fail Luttrull (collectively, the "Reporting Persons").

               Imagine Investments is a wholly-owned subsidiary of Stone Investments. Stone Investments is a wholly-owned subsidiary of Stone Capital. Stone Capital is a wholly-owned subsidiary of Stone Holdings. Each of the Marital Trust, Living Trust and P.S.F. owns approximately 50%, 20% and 30%, respectively, of the common stock of Stone Holdings. Additionally, the Marital Trust and the Living Trust own, in the aggregate, approximately 22.6% of the preferred stock of Stone Holdings. Mr. Fail is a trustee of each of the Marital Trust and the Living Trust and has sole voting and dispositive power with respect to each of such trusts. Winn Holdings has a 1% general partnership interest in and is the general partner of P.S.F. Kathryn Fail Luttrull is the sole member and manager of Winn Holdings.

          (b) The business address of each of the Reporting Persons is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

          (c) The principal business of Imagine Investments, Stone Investments, Stone Capital, Stone Holdings, P.S.F, and Winn Holdings is investments, including investing in securities of other entities. The principal business of each of the Marital Trust and Living Trust is to implement and effectuate the investment activities of Mr. Fail and his family, including investing in securities of other entities. The present principal occupation of James M. Fail is Chairman of the Board and Chief Executive Officer of Stone Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference. The present principal occupation of Kathryn Fail Luttrull is manager and sole member of Winn Holdings and serving in other principal positions in certain other of the Reporting Persons as more fully described on Schedule 1 attached hereto and incorporated herein by reference.

          (d) During the last five years, none of the Reporting Persons or the Covered Persons (as hereinafter defined) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons or the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) The place of organization for each of Imagine Investments, Stone Investments, Stone Capital, and Stone Holdings is Delaware. The place of organization of each of P.S.F. and Winn Holdings is Texas. The place of organization of each of the Marital Trust and the Living Trust is Alaska. The place of citizenship of James M. Fail and

Kathryn Fail Luttrull is the United States of America. Unless otherwise indicated on Schedule I annexed hereto and incorporated herein by reference, the place of citizenship of each of the Covered Persons is the United States of America.

          For additional information required by Instruction C to Schedule 13D with respect to the general partners, controlling persons, executive officers and directors of the foregoing Reporting Persons, to the extent applicable (collectively, "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) Imagine Investments is the record owner of 13,210 shares of Common Stock of the Corporation (constituting .16% of the issued and outstanding shares of the Common Stock of the Corporation as of the date of event requiring the filing of this Amendment No. 4). Stone Investments is the record owner of 467,000 shares of Common Stock of the Corporation (constituting 5.6% of the issued and outstanding shares of the Common Stock of the Corporation as of the date of event requiring the filing of this Amendment No. 4). Additionally, on or about March 20, 2001 and April 6, 2001, Imagine Investments entered into several individual Purchase and Sale in Collateral Documents Agreement (the "Purchase Agreements") with various holders ("Holders") of 11% Secured Notes Dated as of April 1, 1999 (the "Notes") issued by Riverside Group, Inc., a Florida corporation, pursuant to which Imagine Investments acquired the Notes in exchange for cash and delivery of an aggregate of 601,790 shares of Common Stock of the Corporation held by Imagine Investments. The Purchase Agreements provide that Imagine Investments shall have the absolute, irrevocable and unconditional right and the option to purchase the shares sold thereunder in consideration for the Notes ("Note Shares") between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. The Purchase Agreements also provide that the Holders shall have the absolute, irrevocable and unconditional right and option to require Imagine Investments to purchase the Note Shares between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. Additionally, between the date of closing of the purchase of the Notes and December 31, 2001, Imagine Investments has the right to vote the Note Shares. As a result of the put/call option and voting provisions of the Purchase Agreements, Imagine Investments is deemed to be the beneficial owner of the 601,790 Note Shares (constituting 7.3% of the issued and outstanding shares of the Common Stock of the Corporation as of the date of event requiring the filing of this Amendment No. 4). As a result of the relationships described above, each of the Reporting Persons may be deemed to be the beneficial owner of all of the shares of Common Stock of the Corporation owned of record by Imagine Investments and Stone Investments and the Note Shares.

          (b) As a result of the relationships described above, each of the Reporting Persons shares or may be deemed to share the power to vote and dispose of all of the shares of Common Stock of the Corporation owned of record by Imagine Investments and Stone Investments and the Note Shares.

          (c) On or about December 19, 2000, Imagine Investments transferred to its parent corporation, Stone Investments 1,082,000 shares of common stock of the Corporation for and in consideration for $3.29 per share or $3,557,250 in the aggregate. Additionally, on or about March 5, 2001, Stone Investments transferred to Imagine Investments 615,000 shares of common stock of the Corporation for and in consideration for $4.00 per share, or $2,460,000 in the aggregate.

               Additionally, on or about March 20, 2001 and April 6, 2001, as more fully described above, Imagine Investments entered into the Purchase Agreements pursuant to which Imagine Investments acquired the Notes in exchange for cash and delivery of an aggregate of 601,790 shares of Common Stock of the Corporation held by Imagine Investments.

          (d)  None

          (e)  Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Item 6 is amended to include the following paragraph.

          On or about March 20, 2001 and April 6, 2001, Imagine Investments entered into the Purchase Agreements with the Holders of the Notes, pursuant to which Imagine Investments acquired the Notes in exchange for cash and delivery of an aggregate of 601,790 shares of Common Stock of the Corporation held by Imagine Investments. The Purchase Agreements provide that Imagine Investments shall have the absolute, irrevocable and unconditional right and the option to purchase the Note Shares sold thereunder in consideration for the Notes between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. The Purchase Agreements also provide that the Holders shall have the absolute, irrevocable and unconditional right and option to require Imagine Investments to purchase the Note Shares between the date of closing of the purchase of the Notes and December 31, 2001, at a price of $5.025, subject to adjustment as provided therein. Additionally, between the date of closing of the purchase of the Notes and December 31, 2001, Imagine Investments has the right to vote the Note Shares.

Item 7.   Material to be Filed as Exhibits:

          1. Form of Purchase and Sale of Notes and Interest in Collateral Documents Agreement entered into as follows:

               Party                                       Date
               --------------------------------------------------------------

               Kenneth M. Kirschner                        March 20, 2001
               Lovco, Inc.                                 March 20, 2001
               Creek Farms Corp.                           March 20, 2001
               East Adams Corporation                      March 20, 2001
               Frederick H. Schultz 1994 Trust             March 20, 2001
               North American Company for                  April 6, 2001
                 Life and Health Insurance

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         IMAGINE INVESTMENTS, INC.
                                         a Delaware corporation

                                         By:  /s/ Harry T. Carneal
                                            ------------------------------
                                         Name:    Harry T. Carneal
                                              ----------------------------
                                         Title:   Executive Vice President
                                               ---------------------------

                                         STONE INVESTMENTS, INC.
                                         a Delaware corporation

                                         By:  /s/ Harry T. Carneal
                                            ------------------------------
                                         Name:    Harry T. Carneal
                                              ----------------------------
                                         Title:   President
                                               ---------------------------

                                         STONE CAPITAL, INC.
                                         a Delaware corporation

                                         By:  /s/ Harry T. Carneal
                                            ------------------------------
                                         Name:    Harry T. Carneal
                                              ----------------------------
                                         Title:   President
                                               ---------------------------

                                         STONE HOLDINGS, INC.
                                         a Delaware corporation

                                         By:  /s/ Harry T. Carneal
                                            ------------------------------
                                         Name:    Harry T. Carneal
                                              ----------------------------
                                         Title:   President
                                               ---------------------------

                                         P.S.F. HOLDINGS LIMITED PARTNERSHIP
                                         a Texas limited partnership

                                         By:  Winn Holdings, LLC
                                              a Texas limited liability company

                                         By:  /s/ Kathryn Fail Luttrull
                                            ------------------------------
                                                  Kathryn Fail Luttrull
                                         Its:     Sole Member

                                         THE MARITAL TRUST


                                         By:  /s/ James M. Fail
                                            ------------------------------
                                                  James M. Fail
                                         Its:     Trustee

                                         THE JAMES M. FAIL LIVING TRUST


                                         By:  /s/ James M. Fail
                                            ------------------------------
                                                  James M. Fail
                                         Its:     Trustee

                                              /s/ James M. Fail
                                         ---------------------------------
                                         James M. Fail

                                         WINN HOLDINGS, LLC
                                         a Texas limited liability company


                                         By:  /s/ Kathryn Fail Luttrull
                                            ------------------------------
                                                  Kathryn Fail Luttrull
                                         Its:     Sole Member

                                              /s/ Kathryn Fail Luttrull
                                         ---------------------------------
                                         Kathryn Fail Luttrull

                                   SCHEDULE I

IMAGINE INVESTMENTS, INC.

     The following is a list of all executive officers and directors of Imagine Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     Robert T. Shaw             President and Director
     Harry T. Carneal           Executive Vice President and Director
     R. Brad Oates(1)           Director
     Gary M. Goltz              Vice President and Secretary
     Charles Greiner(2)         Vice President
     Patricia W. Gliessner      Vice President and Assistant Secretary
     B. Kent Hill               Vice President and Treasurer
     Gordon Lewaren             Assistant Treasurer
     Dianne Richardson          Assistant Secretary


STONE INVESTMENTS, INC.

     The following is a list of all executive officers and directors of Stone Investments, Inc., the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     James M. Fail              Chairman of the Board, Chief Executive
                                Officer and Director
     Harry T. Carneal           President, Treasurer and Director
     R. Bryce Fowler            Director
     Joseph M. Sumanck          Director
     R. Brad Oates(1)           Executive Vice President and Director
     Jay Bryan                  Vice President
     B. Kent Hill               Vice President
     Patricia L. Robinson       Vice President
     Kevin Robertson            Vice President
     Michael Shannon            Vice President
     Gary E. Clayton(3)         Vice President
     Ross Mandel                Vice President
     Kevin Fox(4)               Vice President
     Gary M. Goltz              Vice President, General Counsel and Secretary
     Gordon Lewaren             Assistant Treasurer
     Mark S. Powell             Assistant Secretary
     Kathryn Fail Luttrull      Assistant Secretary

STONE CAPITAL, INC.

     The following is a list of all executive officers and directors of Stone Capital, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     James M. Fail              Chairman of the Board and Director
     Harry T. Carneal           Chief Executive Officer,  President, Treasurer,
                                Secretary and Director
     Gary M. Goltz              Vice President, General Counsel and Assistant
                                Secretary
     Victoria L. Garrett (5)    Assistant Vice President, Assistant Secretary
                                and Assistant Treasurer
     Gordon Lewaren             Assistant Treasurer
     Kathryn Fail Luttrull      Director

STONE HOLDINGS, INC.

     The following is a list of all executive officers and directors of Stone Holdings, the present principal occupation of each of which (unless otherwise indicated) is serving in the capacities hereinafter set forth and in other capacities set forth on this Schedule 1, as applicable. Unless otherwise indicated, each officer's and director's business address is c/o Stone Investments, Inc., 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Unless otherwise indicated, the name, principal business and address of any corporation or other organization in which such present principal occupation or employment of the following persons is conducted is c/o Stone Investments, Inc., an investment company, 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206.

     James M. Fail              Chairman of the Board, Chief Executive Officer
                                and Director
     Harry T. Carneal           President, Treasurer, Secretary and Director
     R. Brad Oates(1)           Executive Vice President
     Jay Bryan                  Vice President
     Gary M. Goltz              Executive Vice President, General Counsel and
                                Assistant Secretary
     Kathryn Fail Luttrull      Vice President
     Gordon Lewaren             Assistant Treasurer
     Mark S. Powell             Assistant Secretary
     Tom Dwyer                  Vice President of Strategy and Special Counsel

P.S.F. HOLDINGS LIMITED PARTNERSHIP

     The General Partner of P.S.F. Holdings Limited Partnership is Winn Holdings, LLC, a Texas limited liability company. For information pertaining to Winn Holdings, LLC, please see the cover pages and Items 2-6 contained in this
Schedule 13D of which this Schedule 1 is a part.

THE MARITAL TRUST

     James M. Fail is a trustee of the Marital Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

THE JAMES M. FAIL LIVING TRUST

     James M. Fail is a trustee of the James M. Fail Living Trust. For information pertaining to Mr. Fail, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

WINN HOLDINGS, LLC

     Kathryn Fail Luttrull is the sole member and manager of Winn Holdings, LLC. For information pertaining to Ms. Luttrull, please see the cover pages and Items 2-6 contained in this Schedule 13D of which this Schedule 1 is a part.

(1) Mr. Oates' present principal occupation/employer is Senior Strategic Advisor of Lexis-Nexis Risk Solutions Group, the address of which is 9443 Springboro Pike, Miamisburg, Ohio 45342.

(2) Mr. Greiner's present principal employer is Azair, Inc., the address of which is 4540 Glenn Curtiss Drive, Dallas, Texas 75248.

(3) Gary Clayton's present principal occupation is Chief Executive Officer of Privacy Council, Inc., the address of which is 1300 Arapaho, Richardson, Texas 75081

(4) Kevin Fox's present principal occupation is Chief Operating Officer of Riskwise, LLC, the address of which is 1010 St. Germaine, Suite 300, St. Cloud, Minnesota 56301.

(5) Ms. Garrett's present principal employer is Delaware Trust Capital Management Company, the address of which is 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.